UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BrandywineGLOBAL-Global Income Opportunities Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10537L104

(CUSIP Number)

Phillip Goldstein

Bulldog Investors, LLC

Park 80 West – Plaza Two

250 Pehle Ave., Suite 708

Saddle Brook, NJ 07663

201-556-0092

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

09/09/2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

9/9/20

1.	NAME OF REPORTING PERSON Bulldog Investors, LLC
2.	CHECK THE BOX IF MEMBER OF A GROUP a [ ] b [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DE

7.	SOLE VOTING POWER 20,791
8.	SHARED VOTING POWER 647,802
9.	SOLE DISPOSITIVE POWER 20,791
10.	SHARED DISPOSITIVE POWER 647,802

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 668,593(Footnote 1)
12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY ROW 11 3.19%
14.	TYPE OF REPORTING PERSON IA

1.	NAME OF REPORTING PERSON Phillip Goldstein
2.	CHECK THE BOX IF MEMBER OF A GROUP a [ ] b [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

7.	SOLE VOTING POWER 20,791
8.	SHARED VOTING POWER 894,609
9.	SOLE DISPOSITIVE POWER 20,791
10.	SHARED DISPOSITIVE POWER 894,609

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 915,400 (Footnote 1)
12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY ROW 11 4.36%
14.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON Andrew Dakos
2.	CHECK THE BOX IF MEMBER OF A GROUP a [ ] b [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

7.	SOLE VOTING POWER 20,791
8.	SHARED VOTING POWER 894,609
9.	SOLE DISPOSITIVE POWER 20,791
10.	SHARED DISPOSITIVE POWER 894,609

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 915,400 (Footnote 1)
12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY ROW 11 4.36%
14.	TYPE OF REPORTING PERSON IN

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed July 8, 2020. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per the N-CSRS filed on June 25, 2020, there were 20,989,795 shares of common stock outstanding as of April 30, 2020. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLC, a registered investment advisor. As of September 17, 2020, Bulldog Investors, LLC is deemed to be the beneficial owner of 668,593 shares of BWG (representing 3.19% of BWG's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 668,593 shares of BWG include 20,791 shares (representing 0.10% of BWG's outstanding shares) that are beneficially owned by Mr. Goldstein. All other shares included in the aforementioned 668,593 shares of BWG beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 647,802 shares (representing 3.09% of BWG's outstanding shares).

As of September 17, 2020, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 915,400 shares of BWG (representing 4.36% of BWG's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLC has sole power to dispose of and vote 20,791 shares. Bulldog Investors, LLC has shared power to dispose of and vote 647,802 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of BWG's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein and Dakos are members of Bulldog Investors, LLC. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 246,807 shares.

c) During the past 60 days the following shares of BWG were purchased:

Date:	Shares:	Price:
8/11/20	5000	12.5900
8/10/20	5000	12.6000
8/06/20	5000	12.6000
7/31/20	306	12.5200

During the past 60 days the following shares of BWG were sold:

07/31/20	(4,465)	12.5542
07/31/20	(12,735)	12.5542
08/04/20	(3,997)	12.6231
08/04/20	(11,403)	12.6231
08/05/20	(100)	12.6500
08/06/20	(6,494)	12.6043
08/06/20	(18,506)	12.6043
08/07/20	(7,109)	12.6200
08/07/20	(2,495)	12.6200
08/17/20	(6,494)	12.4820
08/17/20	(18,506)	12.4820
08/18/20	(7,351)	12.5082
08/18/20	(20,949)	12.5082
08/19/20	(6,494)	12.5638
08/19/20	(18,506)	12.5638
08/24/20	(1,407)	12.4854
08/24/20	(494)	12.4854
08/25/20	(1,859)	12.4300
08/25/20	(652)	12.4300
08/26/20	(1,040)	12.4000
08/26/20	(365)	12.4000
08/27/20	(649)	12.3596
08/27/20	(1,851)	12.3596
08/31/20	(10,827)	12.3597
08/31/20	(3,799)	12.3597
8/5/2020	(2,376)	12.6354
9/9/2020	(4,000)	12.4765
9/10/2020	(9,000)	12.5416
9/14/2020	(4,500)	12.4974
9/15/2020	(7,800)	12.5037
9/17/2020	(5,500)	12.5319
9/15/2020	(1,000)	12.5100
9/17/2020	(500)	12.5200
9/15/2020	(500)	12.5050
9/17/2020	(1,500)	12.5550
9/17/2020	(70,000)	12.5357
9/16/2020	(6,580)	12.5400
9/15/2020	(25,811)	12.5000
9/15/2020	(21,083)	12.4959
9/14/2020	(8,400)	12.5001
9/11/2020	(12,245)	12.5078
9/10/2020	(25,100)	12.4590
9/9/2020	(14,916)	12.4826
9/8/2020	(33,970)	12.4300
9/2/2020	(19,072)	12.5018
9/1/2020	(41,646)	12.4000

d) Clients of Bulldog Investors, LLC, Mr. Goldstein, and an account managed by Messrs. Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) The Reporting Persons ceased to be the beneficial owner of more than 5% of BWG's common stock on September 15, 2020 based on the N-CSRS filed June 25, 2020.

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/18/2020

By: /S/ Phillip Goldstein

Name: Phillip Goldstein

By: /S/ Andrew Dakos

Name: Andrew Dakos

Bulldog Investors, LLC

By: /s/ Andrew Dakos

Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.